SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR AGREES 10 YEAR GROWTH DEAL AT STANSTED

TRAFFIC TO GROW BY 50% FROM 13.2M P.A. TO OVER 20M

SUMMER 2014 SCHEDULE RELEASED WITH 4 NEW ROUTES
(BORDEAUX, DORTMUND, LISBON & RABAT)

Ryanair and Manchester Airport Group (MAG), today (16 Sep) announced that they had concluded a 10 year growth agreement at London Stansted Airport, which will see Ryanair grow its traffic at Stansted by over 50%, from 13.2m passengers in 2012 to over 20m p.a. in return for a package of lower costs and more efficient facilities at Stansted. This agreement will account for up to 25% of Ryanair's 5 year growth plans to 2019. Ryanair expects its Stansted traffic in year 1 of this 10-year deal to grow from 13.2m to over 14.5m.

Ryanair has today released its Stansted summer 2014 schedule (at www.ryanair.com), with a total of 120 routes, including 4 new routes to Bordeaux, Dortmund, Lisbon and Rabat, which will feature:

• 43 based aircraft in Stansted (up from 37)
• 120 routes (up from 116)
• 4 new routes to Bordeaux, Dortmund, Lisbon & Rabat
• Over 2,000 weekly flights (up from 1,800)
• Traffic growth from 13.2m to over 20m p.a.
• Up to 7,000* new jobs created at Stansted over a 5 year period

Ryanair celebrated the launch of its Stansted summer 2014 schedule (and 4 new routes) by releasing 100,000 seats at prices from £14.99 for travel in October and November, which are available for booking until midnight (24:00hrs) Thur (19 Sep).

In London, Ryanair's Michael O'Leary said:

"Ryanair is pleased to have agreed a new 10 year growth deal at London Stansted with MAG. This deal will see our Stansted traffic grow by over 50%, from 13.2m in 2012 to over 20m p.a. in return for lower costs and more efficient facilities at Stansted. This agreement, which will create over 7000 new jobs in Stansted, proves how UK airports can flourish when released from the dead hand of the BAA monopoly and is the first dramatic initiative by MAG to reverse 7 years of decline, during which Stansted's traffic fell from 23.8m to 17.5m.
As Stansted's biggest airline, Ryanair looks forward to a decade of growing traffic, routes and jobs at Stansted. We are also pleased to release our Stansted summer 2014 schedule with 120 routes, including 4 new routes to Bordeaux, Dortmund, Lisbon and Rabat, which have gone on sale today on the www.ryanair.com website."

MAG's Chief Commercial Officer, Ken O'Toole said:

"The new long term agreement between Ryanair and MAG at Stansted shows that competition really does work, and it represents great news for both passengers and UK businesses. The deal secures a new and exciting era for both Ryanair and Stansted, and we're delighted to be supporting the airline's growth over the next ten years.
Today's announcement, coupled with our £80m investment in the terminal, confirms that Ryanair shares our confidence, and shows how we are succeeding in transforming Stansted under new ownership. Stansted has a really bright future in providing international connectivity for the UK."

* ACI research confirms up to 1,000 'on-site' jobs are sustained at international airports for every 1m passengers

For further information
please contact:

Robin Kiely                        Joe Carmody
Ryanair Ltd                        Edelman Ireland
Tel: +353-1-8121212      Tel: +353-1-6789333
press@ryanair.com         ryanair@edelman.com

About Ryanair:
Ryanair is Europe's only ultra-low cost carrier (ULCC), operating more than 1,600 daily flights (over 500,000 per year) from 57 bases, across 1,600 low fare routes, connecting 180 destinations in 29 countries and operating a fleet of 303 new Boeing 737-800 aircraft. Ryanair has recently announced firm orders for a further 175 new Boeing aircraft, which will be delivered between 2014 and 2018. Ryanair currently has a team of more than 9,000 highly skilled professionals, will carry over 81 million passengers this year and has an outstanding 29-year safety record.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 16 September, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary